Exhibit 99.1

ZK International's Subsidiary’s Project, MaximNFT, Will Be Sponsoring the World’s Largest NFT Event, NFT.NYC

WENZHOU, China, October 28, 2021 /PRNewswire/ -- ZK International Group Co., Ltd’s (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the “Company”), and its subsidiary xSigma Collectibles (“xSigma”), is pleased to announce that MaximNFT will be sponsoring NFT.NYC, the world’s leading annual NFT event. Jon Orlando, CEO of MaximNFT, will join the conference as a speaker.

NFT.NYC is the NFT industry’s largest annual event, taking place in New York for three days, starting on November 1. The event connects industry leaders, influencers, developers, and fans of the NFT space.

MaximNFT is an upcoming NFT marketplace launched by xSigma in an exclusive partnership with Maxim magazine. At the conference, Jon Orlando will speak about MaximNFT’s products and reveal the company’s latest developments and plans. The company’s team will also reveal some of its notable NFT sales during the conference. Overall, the MaximNFT brand will make a comprehensive presence at the event.

“I’m excited to speak at the world’s leading NFT event in November, and to reveal some of our developments to its thousands of attendees. NFT.NYC is truly the number one event to be at if you’re in the NFT space. MaximNFT will join as a sponsor to get maximum exposure in front of the right audience. We look forward to networking with industry leaders and all NFT enthusiasts!”

The MaximNFT platform will go live this fall with a series of NFTs for celebrities, athletes, and brands. Just recently, xSigma partnered with Maxim.com to rebrand xSigma’s Marketplace to MaximNFT. Maxim.com is a monthly men's lifestyle magazine with over 25 years of history and a multi-million reader base spanning over 75 countries. Under the terms of the agreement, xSigma's NFT platform will operate under the Maxim brand and be promoted by Maxim.com.

About MaximNFT.com

MaximNFT is xSigma’s re-branding of its NFT marketplace in partnership with Maxim.com. xSigma's NFT platform will operate under the Maxim brand and be endorsed and promoted by Maxim.com. MaximNFT targets an actively growing industry of NFTs, which surpassed $2 billion of total sales volume in 2021.

MaximNFT by xSigma seeks to provide the best customer experience and innovative NFT solutions. MaximNFT will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot. Some of the collectibles will come with unique real-world experience, like autograph sessions, photoshoots, dinners and other activities,. Furthermore, MaximNFT offers an innovative "NFT tokenization" feature that will allowcustomers to trade fractions of any NFTs in the market.

Maxim is a monthly men's lifestyle magazine with over 25-years of history and a multi-million reader base that spans 75 countries. xSigma believes the Maxim.com team will add significant value to the new NFT Marketplace.

MaximNFT plans to focus on sports and celebrities' collectibles, as well as gaming content. The company is betting on the rise of gaming and utilization of the NFT technology for in-game purchases and collectibles. Additionally, xSigma plans to combine NFT with new AR and VR technologies.

About xSigma

xSigma (including xSigma Corporation and xSigma Collectibles) is a blockchain R&D lab and a wholly owned subsidiary of ZK International. xSigma's team includes world-class developers formerly of Google, Facebook, Ripple Labs, and 1inch. ZK International launched xSigma as a research and development lab in 2018 to solve real- world infrastructure challenges. Its mandate was to explore new opportunities in smart contracts, supply chain management, and other blockchain-based solutions. XSigma has since pivoted to decentralized finance, focusing on decentralized exchanges, stablecoins, and lending protocols.

The research lab is now actively working on its ecosystem of products. The ultimate objective is to build a range of financial tools and products for the flourishing decentralized finance industry. The xSigma team is on the leading edge of blockchain research and development that intersects decentralized finance, supply chain management, IoT, and infrastructure. The DeFi protocol is one of many decentralized finance projects xSigma plans to launch over the next 12 months.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN's core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics. ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly-owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management NFTs, and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, most recently launching its first DeFi project in the Fall of 2020.

For more information, please visit www.ZKInternationalGroup.com. Additionally, please follow ZK International on Twitter, Facebook, YouTube, and Weibo. For further information on ZK International's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in ZK International ’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.